                              [QUANTUM LEAP LOGO]

                      LEADING THE CONVERGENCE REVOLUTION

AUGUST 2000

                                                        [TELUS CLEARNET LOGO]
forward
looking
disclaimer

                        safe harbour notice for forward
                              looking disclosure

Some statements in this presentation and accompanying commentary look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the risks associated with: general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and Internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cashflow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission. TELUS and Clearnet disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS and Clearnet at the SEC's Web site at www.sec.gov. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.

regulatory
disclaimer

Neither the Securities and Exchange Commission nor any state securities commission, other regulatory authority or Canadian securities commission has approved of or passed on the adequacy or accuracy of the information in this document. The information in this document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any such person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

The transactions contemplated herein may only be completed by means of a formal take-over bid and a take-over bid circular will be mailed to shareholders of Clearnet upon completion. Upon receipt of the take-over bid circular, Clearnet shareholders should consult their investment dealer, broker, lawyer or other professional advisor if they have any questions.

[TELUS LOGO]

SECOND LARGEST TELECOM
IN CANADA

[MAP]

[VERIZON LOGO]

- 26.7% equity interest in
  TELUS
- 10-year marketing &
  technology arrangement

dominant full-
service telecom
in Western
Canada

- created by 1999 merger of
  BC TELECOM and TELUS
- 98% of access lines
  (4.6 million)
- 71% of long distance market
- 57% of wireless market
  (1.2 million subscribers)
- leading ISP
  (354,000 customers)

TELUS 1999 results
(Cdn$ billion)

revenue                       5.9
EBITDA                        2.3
net income*                 0.614
net debt to total capital     32%

*before extraordinary and restructuring
 charges

DARREN ENTWISTLE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
- ASSUMED POSITION JULY 10, 2000
- RECENT PRESIDENT, CABLE & WIRELESS UK & IRELAND
- INCREASING SENIOR POSITIONS IN FINANCE, STRATEGY, M&A
- MULTIPLE COUNTRY OPERATIONS IN IP, DATA, MOBILITY, VOICE

                                                           [QUANTUM LEAP LOGO]

[TELUS LOGO]

strategy

TURNING IP TECHNOLOGY INTO
COMPELLING SOLUTIONS FOR
CANADIANS AT HOME, IN
THE WORKPLACE OR
ON THE MOVE

TWO IMMEDIATE
PRIORITIES

1. establish a national foot-
   print for our mobility
   business

2. accelerate the development
   and deployment of data and
   IP capabilities

behavior
defined by a
performance
culture

- acting DECISIVELY
  - speed is essential in
    today's competitive,
    changing marketplace
- acting WITH CLARITY & FOCUS
  - we know our priorities
    and recognize
    strategic fit
- acting RESPONSIBLY
  - taking a balanced
    approach for all stake-
    holders

"TELUS IS ON THE MOVE - ACTING ON THE
PRIORITIES AND THE CORPORATE DIRECTION
THAT WE FIRST ANNOUNCED TO YOU BARELY A
MONTH AGO."

               DE

                                                           [QUANTUM LEAP LOGO]
largest
acquisition

THIS DEAL MAKES HISTORY

THE LARGEST CANADIAN
TELECOM ACQUISITION
IN HISTORY

- a bold and decisive step
- creates the largest Canadian
  mobility company
- sets stage for mobility, data
  and Internet growth strategy

this deal signals
the behavior
you can expect
from TELUS

ACTING WITH ...

VISION - to be a leader
         throughout North
         America
SPEED  - essential in today's
         competitive market-
         place
FOCUS  - integrated voice, data,
         Internet and mobility
         services

OUR STRATEGY is to turn data, IP and
mobility technology into compelling
solutions for Canadians
  - at home
  - at work
  - on the move

                                                           [QUANTUM LEAP LOGO]
the
acquisition

POWERFUL AND BENEFICIAL
IMPACT ...

 ... ON OUR TWO IMMEDIATE
PRIORITIES

1. establish a national foot-
   print for our mobility
   business DONE

2. accelerate the development
   and deployment of data and
   IP capabilities READY

data and IP
mobility
opportunity

- the new distribution platform
  for data, Internet,
  e-commerce
- will drive subscriber growth
  and ARPU
- increased revenues, profits
  and cash flow

        [ARROW DOWN]

     WILL FUNDAMENTALLY
     SHIFT THE VALUE OF
      WIRELESS ASSETS

RESOLVE: TO BE A NORTH AMERICAN LEADER IN THE
CONVERGENCE OF MOBILITY, DATA AND IP

[CHART]

[CLEARNET LOGO]

HIGHEST PERCENTAGE OF
WEB-ENABLED HANDSETS
IN CANADA

                                                           [QUANTUM LEAP LOGO]
strategic
partnerships

NO ONE CAN GO IT ALONE

partnerships

- are critical in the telecommu-
  nications industry
- provide for shared human
  and financial resources
- strategic alliances and part-
  nerships with leaders in the
  global mobile industry

[MOTOROLA LOGO]

[NEXTEL LOGO]

[VERIZON LOGO]

VERIZON SHARES OUR
VISION OF A CONVERGED
WORLD

- strategic marketing and tech-
  nology agreement
- EXPLOIT services, applica-
  tions, technology and pur-
  chasing power
- seamless service across
  North America for our busi-
  ness customers
- Verizon wireless is the
  U.S.A.'s largest mobile
  operator with 25.5 MILLION
  SUBSCRIBERS

                                                           [QUANTUM LEAP LOGO]
highlights of
the deal

EXECUTION IS EVERYTHING

TOTAL CONSIDERATION
(CDN$ BILLION)

cash                         $2.3
53.86 million TELUS shares    2.3
                             ----
                              4.6
Clearnet net debt             2.0
                             ----
                             ----
enterprise value             $6.6

VALUE PER CLEARNET
SHARE
- $70*
- exchange ratio 1.636 TELUS
  Non-Voting shares per
  Clearnet share

* based on the weighted average trading
  price of T.A. (TSE) August 18, 2000

- Clearnet shareholders can
  make an all-stock or all-cash
  election, subject to pro-ration
- Clearnet board recommends
  acceptance
- Nextel and Motorola have
  agreed to elect to receive
  100% and 75% equity, respec-
  tively (with 12 month escrow)
- majority shareholders agree to
  irrevocably tender (represent-
  ing over 86% of voting interest
  and over a 30% economic
  interest in Clearnet)
  - Nextel, Motorola, Lenbrook,
    Madison Dearborn

CONDITIONS
- AT LEAST 66 2/3% OF EACH CLASS TO BE TENDERED
- REGULATORY APPROVALS
CALENDAR
- SHAREHOLDER MAILING - SEPTEMBER
- EXPECTED CLOSING - OCTOBER
- U.S. LISTING - FOLLOWING CLOSING

                                                           [QUANTUM LEAP LOGO]
buy versus
build

NO CONTEST

the decision to buy Clearnet
is superior to building
our own wireless network

                                  Buy                    Build
                        -----------------------------------------
speed to market           immediate leadership          3 years

secure management             2,600 skilled             recruit
talent/employee base    entrepreneurial employees    from scratch

spectrum                      largest owner             limited
                                in Canada              bandwidth

                      buy vs build NPV impact $1.5 BILLION

"IT WOULD HAVE TAKEN US THREE YEARS TO REACH
THIS POSITION. THE CONVERGENCE REVOLUTION IS
NOW, AND WE INTEND TO LEAD IT."

                  DE

                                                           [QUANTUM LEAP LOGO]
opportune
timing

impetus for
concluding the deal NOW

1. MOBILITY PENETRATION
   RATES
   - positive momentum driven
     by convergence, innovation
     and new data and IP
     applications
   - Canada's wireless penetra-
     tion is 25%
   - G7 experience says growth
     accelerates rapidly beyond
     the 20%-25% penetration
     rate

2. THE SPECTRUM AUCTION
   - eliminate uncertainty with
     respect to spectrum
     acquisition
   - we intend to participate in
     the auction to enhance our
     competitive advantage

3. FOREIGN OWNERSHIP
   RESTRICTIONS
   - exploiting window of appor-
     tunity under current rules
   - when rules relax we will
     leverage international
     capital markets to fuel
     our growth

WORLDWIDE PREFERRED WEB-ACCESS METHOD

[GRAPH]

                                                           [QUANTUM LEAP LOGO]
synergies

MAKING A GREAT DEAL
EVEN BETTER

this is a GROWTH STORY with
rationalization opportunities

                        NPV
               ---------------------
                            $/share
               $ billion    Clearnet
               ---------------------
Operating*        1.6         24
Tax losses     0.5 - 0.8     8 - 12
               ---------------------
TOTAL          $21 - 2.4    $32 - 36
               ---------------------
               ---------------------

- revenue
  - grow customer base
  - focus on higher ARPU,
    business customers
- operating
  - reduced roaming costs
  - combined marketing and
    administration
  - network efficiency
  - avoidance of start-up
    losses from re-sale pro-
    gram in Eastern Canada
- capital
  - elimination of network
    duplication

TELUS HAS A PROVEN TRACK RECORD ACHIEVING
SYNERGY TARGETS

                                                           [QUANTUM LEAP LOGO]
why
clearNET

GREAT COMPANY
GREAT FIT

partner of
choice

1. a national wireless footprint
   overnight
2. fastest growing year-over-
   year network revenue
   growth
3. compatible CDMA
   technology
4. talented management and
   growth-oriented culture
5. highest percentage of Web-
   enabled handsets in Canada

strategic
relationships

[MOTOROLA LOGO]

[NEXTEL LOGO]

- leaders in the global mobile
  wireless industry
- have agreed to take TELUS
  stock subject to a one-year
  escrow
- extending existing contracts
  (roaming, channel sharing,
  handsets)

"YOU CAN APPRECIATE MY ENTHUSIASM FOR
BRINGING ON BOARD IN A QUANTUM LEAP
2,600 SKILLED EMPLOYEES, LOCATED
PREDOMINANTLY IN EASTERN CANADA."

                  DE

                                                           [QUANTUM LEAP LOGO]
clearNET

TWO GROWING
NETWORKS

[MIKE LOGO]

- launched 1996
  - business market
- full PCS + mobile data
- unique, instant Direct
  Connect
- highest usage and ARPU in
  Canada
- accelerating subscriber
  growth

      Q2/2000
-------------------
+36,000 SUBSCRIBERS
  (TOTAL 274,000)

[CLEARNET LOGO]

- launched 1997
  - consumer market
- creative advertising fuels
  success, cool image
- large national distribution
  network
- continued innovation (e.g.
  Web marketing)
- Pay & Talk recently launched

 MORE THAN 400,000
   POST-PAID PCS
SUBSCRIBERS IN JUST
    33 MONTHS

 [MIKE LOGO]               [CLEARNET LOGO]
20.8 MILLION                17.2 MILLION
COVERED POPS               COVERED POPS

CLEARNET IS LICENSED FOR 30.7 MILLION POPS

                                                           [QUANTUM LEAP LOGO]
clearNET

WHY TENDER

good for Clearnet
shareholders

- potential upside return
  for TELUS shares
- tax-free rollover for most
  Canadian shareholders
- creates considerable share-
  holder value

improved
competitive
position

- creates strong national
  franchise
- provides improved credit
  capability
- lowers cost of capital
- significant operational
  synergies
- CDMA technology

"THIS IS TRULY A MARRIAGE OF TWO WINNERS
AND I AM EAGER TO ASSUME MY ROLE AS
PRESIDENT AND CEO OF THE NEW TELUS
MOBILITY"

                  GC

                                                           [QUANTUM LEAP LOGO]
the new

[TELUS MOBILITY LOGO]

an all-Canadian solution

1. THE WIRELESS INDUSTRY RETAINS A RATIONAL
   COMPETITIVE STRUCTURE
2. THE TRANSACTION FREES UP CAPITAL FOR INVEST-
   MENT IN NETWORK AND SERVICE INFRASTRUCTURE
3. CANADIANS BENEFIT FROM A STRONGER FOUNDATION
   FOR FUTURE JOBS
4. THE TRANSACTION ENSURES MOVE COMPETITIVE,
   STATE-OF-THE-ART DIGITAL WIRELESS SERVICE TO MORE
   OF CANADA

                                                           [QUANTUM LEAP LOGO]
the new

[TELUS MOBILITY LOGO]

THE MARKET LEADER

/ / TELUS
/ / ROGERS AT&T
/ / BELL MOBILITY
    MICROCELL

Latest twelve months ended June 30, 2000

highest average revenue per unit
(ARPU, dollars per month)
[GRAPH]

leading customer growth
net subscriber adds (000s)
[GRAPH]

highest wireless revenue
(millions of dollars)
[GRAPH]

industry leading churn
(churn rate percentage)
[GRAPH]

                                                           [QUANTUM LEAP LOGO]
deal
structure

[TELUS LOGO]

remains
financially robust

DEAL STRUCTURED TO
ACHIEVE THREE GOALS

1. ensure ability to finance
   future growth in data and IP
2. maintain investment grade
   credit ratings
3. maintain dividend to meet
   expectations of existing
   shareholders

$7.7 billion
bridge financing

- finance cash portion of
  acquisition
- refinance existing debt when
  necessary or desirable
- refinance $5 billion in public
  debt market
- fully underwritten by TD
  Securities and J.P. Morgan

2001E EBITDA/NET INTEREST APPROXIMATELY 4X
  2001E NET DEBT/EBITDA APPROXIMATELY 3X

  SUMMARY BALANCE SHEET
  DRAFT PRO FORMA AS AT
JUNE 30, 2000 ($ BILLION)

total assets           $16.3
PP+E                     7.4
goodwill                 5.3
net debt                 7.6
shareholders' equity     6.8

                                                           [QUANTUM LEAP LOGO]
valuation

RECENT COMPARABLE
TRANSACTIONS

clearNET

                                                  transaction value to
                                            -----------------------------------
Cdn$                         premium           subscribers         revenues
                                            -----------------   ---------------
                       1-day   52-wk High    FY 0     FY 1(1)   FY 0    FY 1(1)
                                            -------   -------   -----   -------
TELUS/Clearnet          53%     (4%)(2)     $ 7,241   $ 5,238   11.9x     8.8x
DT/VoiceStream          56%     25%          23,647    13,561   31.4     16.3
VoiceStream/Aerial      28%     28%           8,375     5,826   13.3      8.4
VoiceStream/Omnipoint   55%     29%           8,800     6,040   12.9      8.5

(1) analyst estimates   (2) intra-day high

                      global precedents best comparables

PREMIUM JUSTIFIED
- 100% OF A NATIONAL PLAYER
- SPEED-TO-MARKET ADVANTAGE
- SUBSTANTIAL SYNERGIES
- SUPERIOR TO BUILD ALTERNATIVE

                                                           [QUANTUM LEAP LOGO]
valuation

SUM OF THE PARTS

wireless

- largest national player
- spectum-rich
- well-positioned for data and
  IP revenue growth

wireline

- strong brand
- high regional market share
- national expansion strategy
- fibre-based network

data and IP

- 350,000 Internet subscribers
- growing rapidly in value

                                                           [QUANTUM LEAP LOGO]
valuation

TELUS - THE BEST VALUE
OF ANY CANADIAN TELCO

[TELUS LOGO] as a whole

                     multiple(1)    growth rate(2)
                     -----------------------------
EV/Revenues 2001E       2.6x             8%
EV/EBITDA 2001E           7x            16%

(1) based on analysts' consensus
    forecast for 2001
(2) forecast CAGR 2000-2003

TELUS BEST VALUE AMONGST
CANADIAN TELCOS
- SUPERIOR GROWTH RATES
- CAPITAL FLEXIBILITY
- FREE CASH FLOW AND DIVIDEND
- VALUATION MULTIPLES

                                                           [QUANTUM LEAP LOGO]

[TELUS LOGO]

A GREAT INVESTMENT
OPPORTUNITY

WE INTEND TO BECOME
THE LEADING PLAYER

- converging voice, data, IP and
  mobility services
- compelling solutions to deliver
  competitive advantage to our
  customers

TELUS + Clearnet
a powerful
combination

- huge latent value
- shared focus on growth
- the right corporate culture
- a complete operational and
  technology platform

WE HAVE THE CAPABILITIES,
RESOURCES AND CULTURE

FINANCIAL MUSCLE
- EXCELLENT CASH FLOW
- STRONG BALANCE SHEET
- FLEXIBILITY AND ACCESS TO CAPITAL
- PROVEN TRACK RECORD ACHIEVING SYNERGIES

                                                           [QUANTUM LEAP LOGO]

[TELUS LOGO]

A GREAT INVESTMENT
OPPORTUNITY

investment of choice in the growing
data, IP and mobility market

HALLMARKS OF OUR
BEHAVIOR

- we will act quickly and
  decisively in a manner con-
  sistent with our strategy
- we will focus relentlessly on
  building our competitive
  position
- we will pay attention to eco-
  nomic benefits and financial
  implications of our actions

                            EXPECT MORE BOLD MOVES

"THIS DEAL IS SIGNIFICANT ... FOR WHAT IT SAYS
ABOUT TELUS, AND WHERE WE WILL BE TAKING
THIS COMPANY."

                        DE

                                                           [QUANTUM LEAP LOGO]
                                    appendix


                                                                            23